COMMENTS RECEIVED ON MAY 27, 2016

FROM EDWARD BARTZ

FIDELITY GARRISON STREET TRUST (File No. 811-04861)

Fidelity Money Market Central Fund

AMENDMENT NO. 90

FIDELITY REVERE STREET TRUST (File No. 811-07807)

Fidelity Cash Central Fund

Fidelity Municipal Cash Central Fund

Fidelity Securities Lending Cash Central Fund

Fidelity Tax-Free Cash Central Fund

AMENDMENT NO. 40

1. All funds

"Investment Details" (Part A of the Registration Statements)

"Principal Investment Strategies" and "Principal Investment Risks"

C: The Staff requested we confirm that the funds will comply with rule 2a-7 prior to the October implementation date.

R: They will comply with amended Rule 2a-7 by the by the October implementation date. The funds will update their disclosure as it relates to floating NAV, liquidity fees and redemption gates.

2. All funds

"Fund Basics" (Part A of the Registration Statements)

"Principal Investment Strategies"

C: The Staff requested the legend disclosure be updated in accordance with the Rule.

R: The Funds believe that the legend disclosure is not required to be included in the Funds' prospectus in accordance with General Instruction B.2(b) of Form N-1A.

3. All funds

"Trustees and Officers" (Part B of the Registration Statements)

"Experience, Skills, Attributes, and Qualifications of the Funds' Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure."

Fidelity Garrison Street Trust (File No. 811-04861), Amendment No. 90; Fidelity Revere Street Trust (File No. 811-07807), Amendment No. 40

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"In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing each fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the funds, is provided below."

C: The Staff asserts that the current disclosure in the "Trustees and Officers" section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the fund. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the fund.

4. Fidelity Cash Central Fund and Fidelity Securities Lending Cash Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

"The Adviser invests the fund's assets in U.S. dollar-denominated money market securities of domestic and foreign issuers and repurchase agreements. The Adviser also may enter into reverse repurchase agreements for the fund."

C: The Staff questions whether the funds will invest in emerging markets securities and, if so, asks that we provide appropriate strategy and risk disclosure.

R: Although the funds may invest in securities of foreign issuers, including emerging markets securities, investments in emerging markets are not a principal investment strategy of the funds. As a result, the funds believe that their current strategy and risk disclosure are appropriate.

5. Fidelity Securities Lending Cash Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

C: The Staff questions the significance of the fund's name and whether the fund is in compliance of Section
35(d) of the Investment Company Act of 1940.

R: The fund's name does not suggest that it focuses its investments in a particular type of investment. Instead, "Securities Lending Cash Central" reflects that the fund was designed for use by other investment companies and accounts managed by FMR or an affiliate that wish to invest cash collateral received in connection with securities lending transactions. We believe the fund's name has neither the tendency nor the capacity to deceive or mislead investors. As disclosed, the fund is only available to other funds and accounts managed by FMR or an affiliate. The managers of these Fidelity funds and accounts to which the fund is made available use the fund for its intended purpose.

Fidelity Garrison Street Trust (File No. 811-04861), Amendment No. 90; Fidelity Revere Street Trust (File No. 811-07807), Amendment No. 40

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6. Fidelity Cash Central Fund and Fidelity Securities Lending Cash Central Fund

"Investment Policies and Limitations" (Part B of the Registration Statement)

"For purposes of each of Fidelity Cash Central Fund's and Fidelity Securities Lending Cash Central Fund's concentration limitation discussed above, FIMM deems the financial services industry to include the group of industries within the financial services sector."

C: The Staff requests that we define the "financial services industry" and "financial services sector."

R: The above-referenced limitation is a fundamental policy and cannot be changed without shareholder approval. In addition, the Registrant has revised its current wording for this fundamental investment limitation in response to prior Staff comments. As such, we believe the disclosure is appropriate.

7. All funds

Tandy Representations (Part A and Part B of the Registration Statements)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.